UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-22179

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  June 30, 2017

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I
REGISTRANT INFORMATION
Full Name of Registrant:          Guided Therapeutics, Inc.
Address of Principal Executive
Office (Street and number):     5835 Peachtree Corners East, Suite D
City, State and Zip Code:         Norcross, Georgia 30092

PART II
RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s quarterly report on Form 10-Q could not be filed within the prescribed time period. During the second quarter of 2017 (as in the first quarter of 2017), the registrant continued to experience considerable financial constraints. These financial constraints have postponed the ability of the registrant’s auditors from reviewing the Form 10-Q and in starting the Financial review process and thus resulted in delays in the preparation and presentation of financial information. These delays contributed to the registrant’s inability to process and review the financial information required to file the quarterly report on Form 10-Q by the date required without incurring undue hardship and expense.

The registrant expects to file its Form 10-Q within the permitted extension period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gene S. Cartwright	(770)	242-8723
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Guided Therapeutics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2017	By: /s/ Gene S. Cartwright
Gene S. Cartwright President and Chief Executive Officer